OMB APPROVAL
OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

__________ Silicon Storage Technology, Inc.________________
(Name of Issuer)

_____________________Common Stock______________________
 (Title of Class of Securities)

_________________________827057 10 0_____________________
 (CUSIP Number)

___________________December 31, 2004______________________
 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Bing Yeh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 184,167
	6.	Shared Voting Power 7,579,837
	7.	Sole Dispositive Power 184,167
	8.	Shared Dispositive Power 7,579,837
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,802,167**
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 11.3%
12.	Type of Reporting Person (See Instructions) IN

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Deborah Yeon-May Yeh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,579,837
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,579,837
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,618,000**
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 11.2%
12.	Type of Reporting Person (See Instructions) IN

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Golden Eagle Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,579,837
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,579,837
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,579,837
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 8%
12.	Type of Reporting Person (See Instructions) PN

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Yeh Family Trust U/T/D dated August 14, 1995
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,038,163
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,038,163
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,038,163
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person (See Instructions) OO

Item 1.

  Name of Issuer: Silicon Storage Technology, Inc.

  Address of Issuer's Principal Executive Offices:

  1171 Sonora Court
  Sunnyvale, CA 94086

Item 2.

  Name of Person Filing:

  Bing Yeh
  Deborah Yeon-May Yeh
  Golden Eagle Capital L.P.
  Yeh Family Trust U/T/D dated August 14, 1995

  Address of Principal Business Office or, if none, Residence:

  1171 Sonora Court
  Sunnyvale, CA 94086

  Citizenship:

  Bing Yeh            United States

  Deborah Yeon-May Yeh          United States

  Golden Eagle Capital L.P.           California

  Yeh Family Trust U/T/D dated August 14, 1995        California

  Title of Class of Securities:     Common Stock

  CUSIP Number:       827027 10 0

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

   Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

   Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

   An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

   An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

   A parent holding company or control person in accordance with 240.13d-1(b)(ii)(G);

   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

   Group, in accordance with 240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  Amount Beneficially Owned:

  Bing Yeh               10,802,167**
  Deborah Yeon-May Yeh               10,618,000**
  Golden Eagle Capital L.P.              7,579,837**
  Yeh Family Trust U/T/D dated August 14, 1995             3,038,163**

  Percent of Class:

  Bing Yeh                  11.3%
  Deborah Yeon-May Yeh                  11.2%
  Golden Eagle Capital L.P.                 8%
  Yeh Family Trust U/T/D dated August 14, 1995              3.2%

  Number of shares as to which the person has:

    Sole power to vote or to direct the vote

    Bing Yeh               184,167
    Deborah Yeon-May Yeh               0
    Golden Eagle Capital L.P.                0
    Yeh Family Trust U/T/D dated August 14, 1995            0

    Shared power to vote or to direct the vote

    Bing Yeh                7,579,837**
    Deborah Yeon-May Yeh                7,579,837**
    Golden Eagle Capital L.P.                 7,579,837**
    Yeh Family Trust U/T/D dated August 14, 1995             3,038,163**

    Sole power to dispose or to direct the disposition of

    Bing Yeh                 184,167
    Deborah Yeon-May Yeh                   0
    Golden Eagle Capital L.P.                  0
    Yeh Family Trust U/T/D dated August 14, 1995               0

    Shared power to dispose or to direct the disposition of

    Bing Yeh                  7,579,837**
    Deborah Yeon-May Yeh                  7,579,837**
    Golden Eagle Capital L.P.                 7,579,837**
    Yeh Family Trust U/T/D dated August 14, 1995              3,038,163**

** By virtue of their status as trustees of the Yeh Family Trust U/T/D dated August 14, 1995 and general partners of Golden Eagle Capital L.P., each of Bing Yeh and Deborah Yeon-May Yeh may be deemed to have shared beneficial ownership of the 3,038,163 and 7,579,837 shares held by the trust and partnership, respectively. Mr. and Mrs. Yeh disclaim beneficial ownership of the shares held by the partnership except to the extent of their pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of a Group

Not applicable.

Item 10. Certification

  The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

  Not applicable.

  The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

  Not applicable.

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
                Date

/s/ Bing Yeh
 Bing Yeh

/s/ Deborah Yeon-May Yeh
 Deborah Yeon-May Yeh

Golden Eagle Capital L.P.

/s/ Bing Yeh
Bing Yeh, General Partner

/s/ Deborah Yeon-May Yeh
 Deborah Yeon-May Yeh, General Partner

Yeh Family Trust U/T/D dated August 14, 1995

By: Bing Yeh and Deborah Yeon-May Yeh, as Co-Trustees of the Yeh Family Trust U/T/D dated August 14, 1995

/s/ Bing Yeh
 Bing Yeh, Trustee

/s/ Deborah Yeon-May Yeh
 Deborah Yeon-May Yeh, Trustee